SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

This Report on Form 6-K is incorporated by reference into On Track Innovations Ltd.‘s Registration Statement on Form F-3 (Registration No. 333-111770), initially filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2004, its Registration Statement on Form F-3 (Registration No. 333-115953), filed with the Commission on May 27, 2004, and its Registration Statement on Form S-8 (Registration No. 333-116429), filed with the Commission on June 14, 2004.

Press Release

For Immediate Release

OTI RESTRUCTURES ITS MARKETING STRATEGY TO THE CHINESE MARKETS

Will Directly Market its SmartID Products to China; Sells its 50% Stake in the e-Smart
System Inc. Joint Venture to Partner Who Will Continue to Distribute OTI’s
Micropayments & Other Products

Cupertino, CA – June 29, 2004 – On Track Innovations Ltd. (OTI) (NASDAQ: OTIV; Prime Standard (Frankfurt): OT5), a global leader in contactless microprocessor-based smart card solutions for homeland security, micropayments, petroleum payments and other applications, announced today that it has restructured its marketing strategy to the Chinese markets by focusing on direct sales of its SmartID products in China, and by selling its 50% stake in the e-Smart System joint venture to its partner. e-Smart System will continue to distribute OTI’s micropayments and other products on a non exclusive basis.

OTI has been marketing its products to the Asian market via the e-Smart System joint venture since January 2000. For the year ended December 31, 2003 and the three-month period ended March 31, 2004, the e-Smart Systems joint venture accounted for approximately 1% and about 0.6% of OTI’s total revenues on a consolidated basis, respectively. The sale of OTI’s interest in the e-Smart System joint venture is expected to result in multiple strong marketing channels for OTI’s products in the Asian market by enabling OTI to focus on directly selling its SmartID products while e-Smart continues to distribute OTI’s micropayments and other products on a non-exclusive basis.

Commenting on this strategic shift, Oded Bashan, CEO of OTI, stated, “We believe that the Chinese markets represent great opportunities for our full line of products, and that our SmartID product line is an especially well-suited solution to these markets. Therefore, we have concluded that the most effective way to market our SmartID products is via our direct, targeted efforts. At the same time, we have had a good partnership with e-Smart Systems and look forward to continued success together in marketing and distributing our other product lines and solutions in China.”

About OTI

Established in 1990, OTI (NASDAQ: OTIV, Prime Standard: OT5) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, micropayments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the prestigious ESCAT Award for smart card innovation in both 1998 and 2000. Major clients include: MasterCard International, Atmel, BP, Scheidt & Bachmann, EDS, Repsol, and the Government of Israel. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results.

This press release and other releases are available on www.otiglobal.com and www.portfoliopr.com

OTI Contact:	Agency Contacts:
Galit Mendelson	Paul Holm and Jerry Cahn
Director of Corporate Communication, OTI	PortfolioPR
212 421 0333	212 736 9224
galit@otiglobal.com	pholm@portfoliopr.com / jcahn@portfoliopr.com

SIGNATURES

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: June 29, 2004